ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

02060553

02 DEC 13 AM 9:39

30 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 29 November 2002, Re: i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri William H.J. Cheng; and ii) Proposed disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

12/19

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by **ANGKASA** on **29-11-2002 06:40:23 PM**
Reference No **AA-021129-65700**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

(i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri William H.J. Cheng ("Proposed Subscription"); and

(ii) Proposed disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("Proposed Disposal").

(collectively referred to as the "Proposals")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002 and 31 October 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matters and wishes to announce that the Proposals have been completed on 29 November 2002 ("Completion Date").

Following the said completion:

(a) ATE ceases to be a subsidiary company of AMB with effect from the Completion Date.

(b) as announced on 5 August 2002, to facilitate the completion of the Proposed Disposal pending the transfer of the property ownership rights ("POR") for certain buildings by Anhui Jianghuai Automotive Group Co Ltd to Hefei Jianhuai Automotive Co Ltd ("HJ Auto"), an associated company of ATE, amounting to approximately SGD1.075 million (equivalent to approximately RM2.32 million) in value ("Outstanding PORs"), AMBV and LAP have entered into a supplemental agreement on 5 August 2002 inter alia, that, LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an escrow agent to be mutually appointed by AMBV and LAP ("Escrow Agent") to be held in escrow pending transfer of the Outstanding PORs, which transfer shall take place within 1 year from the Completion Date (or such other date as the parties

ANGKASA MARKETING BERHAD (41515-D)

may agree in writing).

As at the Completion Date, a total of 1,075,735 new LAP shares with 1,075,735 million free detachable LAP warrants have been deposited with the Escrow Agent pending the receipt of the certificates for the Outstanding PORs in favour of HJ Auto.

(c) AMBV is required by LAP to complete the disposal of the entire equity interests in Wuhan Fortune Motor Co., Ltd. and Jiangxi Fuqi Motor Co., Ltd., the legal ownerships whereof, as at the Completion Date are held by ATE and the beneficial interests held by Range Grove Sdn Bhd and Chrome Marketing Sdn Bhd respectively, by 31 March 2003 (or such other date as AMBV and LAP shall agree) ("Disposals"). The Disposals are part of the Proposed Internal Restructuring of ATE, a condition precedent for the Proposed Disposal which completion was waived by LAP on the Completion Date.

AMB will inform the Exchange of any further development in respect of the above matter.

The definition used in this announcement shall have the same meaning as that in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

29 NOV 2002

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

29 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 28 November 2002, Re: Amsteel Corporation Berhad, Lion Corporation Berhad, Lion Land Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercise for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by ANGKASA on 28-11-2002 06:45:16 PM
Reference No AA-021128-66777

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ANGKASA MARKETING BERHAD
* Stock name	:	ANGKASA
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

* Type : ● Announcement ( ) Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")
LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

1. On 12 July 2002, ACB, LCB, LLB and AMB (collectively referred to as the "Lion Group") jointly announced that the Securities Commission ("SC") has approved each of the relevant proposal within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises ("Proposed GWRS") that required the SC's approval subject to certain revisions and terms and conditions to be imposed thereto ("July Approval").

2. On 10 October 2002, ACB, LCB, LLB and AMB further jointly announced, inter alia,that the SC has approved the appeal on certain terms and conditions imposed by the SC in the July Approval subject further to conditions as set out in the said announcement ("October Approval").

3. The Directors of ACB, LCB, LLB and AMB wish to announce that, having considered the terms and conditions imposed by the SC in its July Approval and October Approval ("SC Conditions"), the Directors of ACB, LCB, LLB and AMB had accepted the SC Conditions imposed on each of ACB, LCB, LLB and AMB respectively as set out in the July Approval and October Approval.

4. Shareholders of ACB, LCB, LLB and AMB and potential investors are requested to refer to the past announcements released by the Lion Group dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002, 16 September 2002, 18 September 2002, 25 September 2002, 26 September 2002 and 10 October 2002 for further details of the Proposed GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

28 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 27 November 2002, Re: Proposed Change of Name for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **27-11-2002 05:09:46 PM**
Reference No **AA-021127-25396**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED CHANGE OF NAME

* **Contents :-**

Reference is made to the earlier announcements on 30 May 2002 and 29 August 2002 in relation to the proposed change of the Company's name to "Silverstone Corporation Berhad" ("Proposed Change of Name").

The Companies Commission of Malaysia ("CCM") had on :

i) 24 May 2002 approved the name "Silverstone Corporation Berhad" for the Proposed Change of Name; and

ii) 24 August 2002 extended the reservation of the name "Silverstone Corporation Berhad" for another 3 months.

Subsequently, on the application to the CCM by the Company on the expiry of the reservation of name, the CCM had on 23 November 2002 extended the reservation of the name "Silverstone Corporation Berhad" for another 3 months.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

27 NOV 2002